December 6, 2018

Francisco Atalig
Senior Vice President and Chief Financial Officer
BankGuam Holding Co
P.O. Box BW
Hagatna, Guam 96932

       Re: BankGuam Holding Co
           Form 10-K for the fiscal year ended December 31, 2017
           Filed June 29, 2018
           Form 10-Q for the quarterly period ended September 30, 2018 Filed November 9, 2018
           File No. 000-54483

Dear Mr. Atalig:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosures, page 47

1. We note your disclosure that at the time of Crowe Horwath's dismissal, in connection with the audit of the Company's financial statements for the year ended December 31,
      2017, the Company and Crowe Horwath were unable to agree on certain matters, including the adequacy of the Company's allowance and provision for loan and lease losses ("ALLL"), the sufficiency of the Company's access and change management controls related to the core operating system, the completeness and accuracy of system reports, and various other operational controls. Please address the following:

          Tell us how and when management was first informed of each of these matters by
 Francisco Atalig
FirstName LastNameFrancisco Atalig
BankGuam Holding Co
Comapany6, 2018
December NameBankGuam Holding Co
December 6, 2018 Page 2
Page 2
FirstName LastName

             Crowe Horwath LLP and describe any noteworthy intervening events such as meetings, discussions and / or other communications, with respect to each disagreement to allow for a complete understanding of the detailed nature of the matters and how each of these matters developed over time;

             Describe any discussions or correspondence between the Audit Committee and Crowe
             Horwath LLP regarding each of these matters and any actions taken as a result; and

             Describe, in detail, how Squar Milner addressed each of the matters identified by
             Crowe Horwath during their audit of the Company's financial statements for the year ended December 31, 2017.
Item 9A. Controls and Procedures, page 47

2. Please tell us how you were able to conclude that your disclosure controls and procedures were effective in light of the material weaknesses that existed as of December 31, 2017 and considering your conclusion in subsequently filed Form 10-Qs that your disclosure controls and procedures were not effective due to these same material weaknesses. Refer to Item 307 of Regulation S-K.
3. We note that you included management's assessment of the effectiveness of internal control over financial reporting; however, your report does not include a statement as to whether or not internal control over financial reporting is effective as required by Item
         308(a) of Regulation S-K. Please provide us with a draft of your revised report, including a statement as to whether or not ICFR is effective at December 31, 2017.
Form 10-Q for the quarterly period ended September 30, 2018

Note 2 Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page 8

4. Please tell us which streams of the Company's revenue are within the scope of the new revenue standard and how you addressed the requirement in ASC 606-10-50-4 to disclose revenue recognized from contracts with customers separately from other sources of revenue.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or John Nolan,
Senior Assistant Chief Accountant, at (202) 551-3492 with any questions.
 Francisco Atalig
BankGuam Holding Co
December 6, 2018
Page 3


FirstName LastNameFrancisco Atalig   Sincerely,
Comapany NameBankGuam Holding Co
                                     Division of Corporation Finance
December 6, 2018 Page 3              Office of Financial Services
FirstName LastName